SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                                 HANDY & HARMAN
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                                (Name of issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   410306 10 4
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                                 (CUSIP number)



         STEVEN WOLOSKY, ESQ.                       ROBERT P. ZINN, ESQ.
OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP            LEONARD S. FERLEGER, ESQ.
            505 PARK AVENUE                      KIRKPATRICK & LOCKHART LLP
       NEW YORK, NEW YORK 10022                     1500 OLIVER BUILDING
      TELEPHONE:  (212) 753-7200               PITTSBURGH, PENNSYLVANIA 15222
                                                 TELEPHONE:  (412) 355-6322

--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                January 26, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)


--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 410306 10 4                  13D           Page 2 of 8 pages
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================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      WHX CORPORATION (E.I.N.: 13-3768097)
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                               (See Item 6)                             (b) /X/
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     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                 WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                    8          SHARED VOTING POWER

                                        1,649,455(2)
            --------------------------------------------------------------------
                    9          SOLE DISPOSITIVE POWER

                                        -0-
            --------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER

                                        1,649,455(2)
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                 1,649,455 (2)
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 13.7%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                 HC and CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
        (2) By virtue of the fact that HN Acquisition Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with HN Acquisition Corp.

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CUSIP No. 410306 10 4                  13D           Page 3 of 8 pages
-------------------------------                    -----------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    HN ACQUISITION CORP. (E.I.N.: 13-3940215)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                              (See Item 6)                              (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                    New York
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,649,455(2)
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          -0-
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,649,455(2)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    1,649,455(2)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
       (2) By virtue of the fact that HN Acquisition Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with HN Acquisition Corp.

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CUSIP No. 410306 10 4                  13D           Page 4 of 8 pages
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                  This Amendment No. 1 (the  "Amendment") to Schedule 13D amends and supplements the report contained in the Tender Offer Statement on Schedule 14D-1 filed on December 16, 1997, as amended, (the "Schedule 14D-1") by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent") with respect to the tender offer (the "Offer") for any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares") of Handy & Harman, a New York corporation (the "Company"), at $30 per Share, net to the seller in cash. Pursuant to Instruction F to Schedule 14D-1, the final amendment to Schedule 14D-1 filed on January 20, 1998 also constituted the Schedule 13D by the Parent and the Purchaser. All capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-1.


Item 3.           Source And Amount Of Funds.
                  ---------------------------

                  Item 3 is hereby amended by adding the following:

                           The aggregate  purchase  price for the Shares covered
                  by this Amendment was approximately $22.4 million. The Purchaser's source of such funds was through a capital contribution from the general working capital of the Parent.

Item 4.           Purpose Of Transaction.
                  -----------------------

                  Item 4 is hereby amended by adding the following:

                           On January 27, 1998,  the Parent's  Chairman sent the
                  following letter to the Chairman of the Company:

                  "Dear Mr. Daniel:

                           On behalf of WHX Corporation, I am writing to express
                  our pleasure with the press announcement this past Friday that Handy & Harman intends to pursue strategic alternatives to enhance shareholder value. In that regard, please consider the following:

                           o WHX now  owns  1,649,455  shares  of Handy & Harman
                  common stock, or approximately 13.7%. We are now one of your two largest shareholders. Depending on market conditions, we may choose to further increase our ownership position, or to sell shares.

                           o WHX remains  interested in acquiring all of Handy &
                  Harman in an amicable transaction which would be mutually beneficial to WHX and Handy & Harman



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CUSIP No. 410306 10 4                  13D           Page 5 of 8 pages
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                  shareholders,  employees  at large and the  senior  management team.

                           o WHX has now retained DLJ as its  financial  adviser
                  to assist in negotiating such a transaction.

                           o WHX stands ready, willing and able to meet with you
                  or your representatives to discuss an amicable transaction. However, we would NOT be pleased if last week's announcement is used as an excuse to delay the upcoming annual meeting, which is traditionally held in early May, or to otherwise deprive Handy & Harman shareholders of the opportunity to express their views about the future management and ownership of their company in a timely manner.

                                                              Sincerely,



                                                              Ronald LaBow
                                                              Chairman"

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CUSIP No. 410306 10 4                  13D           Page 6 of 8 pages
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Item 5.           Interest In Securities Of The Issuer.
                  -------------------------------------

                  Item 5 is hereby amended by adding the following:

                           The Parent and the Purchaser have previously reported
                  the beneficial ownership of 1,011,152 Shares. Subsequent to the filing of the Schedule 13D, the holder of 100 Shares which were tendered by guaranteed delivery failed to deliver such Shares. Therefore, the correct number of Shares owned by the Parent and Purchaser following the consummation of the Offer is 1,011,052 Shares.

                           The  following  table  sets forth  additional  recent
                  transactions in Shares by the Purchaser. Unless otherwise indicated, all such transactions took place on the NYSE.


                    Shares of        Purchase Price
                   Common Stock        Per Share          Date of Purchase
                  --------------    ----------------    --------------------

                     338,403            $35.125           January 26, 1998

                     300,000            $35.125           January 26, 1998



                           As of January 26, 1998,  the Purchaser and the Parent
                  beneficially own 1,649,445 Shares, representing approximately 13.7% of the outstanding Shares, of which all Shares are directly owned by the Purchaser. The percentages above were calculated based on 12,015,052 outstanding Shares as of November 10, 1997, as set forth in the Company's Form 10-Q for the quarter ended September 30, 1997.


Item 6.           Contracts, Arrangements, Understandings
                  ---------------------------------------
                  Or Relationships With Respect To Securities
                  -------------------------------------------
                  Of The Issuer.
                  --------------

                  Item 6 is hereby amended by adding the following:

                           A copy of a Joint  Filing  Agreement  is  included as
                  Exhibit 1 to this Amendment and incorporated herein by reference.

                           The Parent has retained Donaldson,  Lufkin & Jenrette
                  Securities Corporation ("DLJ") as a financial advisor in connection with its efforts to acquire the Company. As compensation for its services, DLJ will receive a retainer fee of $1 million. In addition, DLJ will receive an additional fee in the event Parent or Purchaser enters into a Transaction (as such term is defined in the Engagement Letter) within the next twelve



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CUSIP No. 410306 10 4                  13D           Page 7 of 8 pages
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                  months.  The Parent has also agreed to  reimburse  DLJ for its reasonable out-of-pocket expenses incurred in connection with its engagement, up to $250,000, and to indemnify DLJ and
                  certain  related  persons  against  certain   liabilities  and
                  expenses in connection with their engagement. A form of engagement letter with DLJ (the "Engagement Letter") is included as Exhibit 2 to this Amendment and incorporated herein by reference.

Item 7.           Material To Be Filed As Exhibits.
                  ---------------------------------

                           Item  7  is  hereby  amended  to  add  the  following
                  Exhibits:

                  Exhibit 1:          Joint Filing Agreement.

                  Exhibit 2: Form of Engagement Letter with Donaldson, Lufkin & Jenrette Securities Corporation.

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CUSIP No. 410306 10 4                  13D           Page 8 of 8 pages
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                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 27, 1998                      WHX CORPORATION



                                             By:/s/ Stewart E. Tabin
                                                -------------------------------
                                                Stewart E. Tabin,
                                                Assistant Treasurer


                                             HN ACQUISITION CORP.


                                             By:/s/ Stewart E. Tabin
                                                -------------------------------
                                                Stewart E. Tabin
                                                Vice President